                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

Registration number 33-63707



     A.   Full title of the plan:

                             PARKER PEN 401(K) PLAN


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF PARKER PEN 401(k) PLAN

     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

          1. Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995.

          2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996.

EXHIBIT

     23.2 Independent Auditor's Consent

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        PARKER PEN 401(k) PLAN


                                        By /s/ CHARLES W. CRAMB
                                        -----------------------
                                        Charles W. Cramb

Date: June 24, 1997

                             PARKER PEN 401(K) PLAN

                              Financial Statements

                           December 31, 1996 and 1995


                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------

The Savings Plan Committee
The Gillette Company Employees' Savings Plan:

We have audited the statements of net assets available for plan benefits of the Parker Pen 401(k) Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Parker Pen 401(k) Plan as of December 31, 1996 and 1995 and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.





May 23, 1997

                             PARKER PEN 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995


                                                                           1996             1995

                                                                        ----------       ---------
Assets:
         Investments at fair value:
                  Investment in the Savings Plan Trust                  $7,028,709               -
                  Guaranteed Investment Contract Fund                            -       3,193,135
                  Balanced Fund                                                  -       1,706,131
                  Equity Fund                                                    -       3,882,421
                  Payment Reserve Account                                        -         250,774
                                                                        ----------       ---------

                           Total investments                             7,028,709       9,032,461
                                                                        ----------       ---------

Contribution receivable:
         Employee                                                                -          37,961
         Employer                                                                -         119,715

Accrued investment income                                                        -          20,557
                                                                        ----------       ---------

Net assets available for plan benefits                                  $7,028,709       9,210,694
                                                                        ==========       =========


See accompanying notes to financial statements.

                                                       PARKER PEN 401(K) PLAN

                                   Statement of Changes in Net Assets Available for Plan Benefits

                                                For the year ended December 31, 1996



                                             Guaranteed                                          Gillettte     Fidelity
                                             Investment                               Payment     Company    Intermediate   Fixed
                                              Contract      Balanced      Equity      Reserve      Stock         Bond       Income
                                                Fund          Fund         Fund       Account      Fund          Fund        Fund
                                             -----------    ---------    ---------    -------    ---------   ------------ ---------
Additions to net asset attributed to:

  Net investment income from the
    Savings Plan Trust                       $         -            -            -          -      342,697        301       149,500

  Contributions
    Employee contributions                             -            -            -          -      205,507      7,689       112,485
    Employer contributions                             -            -            -          -       59,594      2,529        34,394

         Total additions                               -            -            -          -      607,798     10,519       296,379
                                             -----------    ---------    ---------    -------    ---------     ------     ---------

Deductions from net assets attributed to:
  Benefit payments                                     -            -            -          -          (73)       (70)      (44,051)
  Forfeitures                                          -            -            -          -          (15)       (14)         (106)
  Transfer of assets to The
    Gillette Company
    Employees' Savings Plan                     (837,945)    (807,218)  (2,160,876)  (141,374)           -          -             -
                                             -----------    ---------    ---------    -------    ---------     ------     ---------

         Total deductions                       (837,945)    (807,218)  (2,160,876)  (141,374)         (88)       (84)      (44,157)

Net increase (decrease) prior to
  interfund transfers                           (837,945)    (807,218)  (2,160,876)  (141,374)     607,710     10,435       252,222

Net transfers in (out)
  Loans issued                                         -            -            -          -      (11,565)      (269)      (45,711)
  Loans repaid                                         -            -            -          -       13,677         46         8,575
  Other transfers                             (2,392,998)    (933,384)  (1,827,499)  (109,400)     778,231          -     1,994,733
                                             -----------    ---------    ---------    -------    ---------     ------     ---------
                                              (2,392,998)    (933,384)  (1,827,499)  (109,400)     780,343       (223)    1,957,597

         Net increase(decrease)               (3,230,943)  (1,740,602)  (3,988,375)  (250,774)   1,388,053     10,212     2,209,819

Net assets available for plan benefits
  Beginning of year                            3,230,943    1,740,602    3,988,375    250,774            -          -             -
                                             -----------    ---------    ---------    -------    ---------     ------     ---------

  End of year                                $         -            -            -          -    1,388,053     10,212     2,209,819
                                             ===========    =========    =========    =======    =========     ======     =========


                                              Fidelity
                                              Retirement                        Fidelity     Fidelity
                                             Gov't Money  Fidelity   Fidelity  U.S. Equity     Growth   Participant
                                                Market    Magellan   Balanced     Index       Company       Loan
                                              Portfolio     Fund       Fund     Portfolio       Fund        Fund        Total
                                             -----------  --------   --------  -----------   --------   -----------   ---------
Additions to net asset attributed to:

  Net investment income from the
    Savings Plan Trust                             599      31,118     73,961     337,237      17,984           -       953,397

  Contributions
    Employee contributions                      15,462     141,423     82,815      83,074      69,187           -       717,642
    Employer contributions                       4,176      39,662     24,066      21,820      17,402           -       203,643
                                                ------     -------    -------   ---------     -------     -------     ---------

         Total additions                        20,237     212,203    180,842     442,131     104,573           -     1,874,682

Deductions from net assets attributed to:
  Benefit payments                              (2,089)       (989)    (7,142)     (6,682)          -     (48,066)     (109,162)
  Forfeitures                                       57           -        (14)          -           -           -           (92)
  Transfer of assets to The
    Gillette Company
    Employees' Savings Plan                          -           -          -           -           -           -    (3,947,413)
                                                ------     -------    -------   ---------     -------     -------     ---------

         Total deductions                       (2,032)       (989)    (7,156)     (6,682)          -     (48,066)   (4,056,667)

Net increase (decrease) prior to
  interfund transfers                           18,205     211,214    173,686     435,449     104,573     (48,066)   (2,181,985)

Net transfers in (out)
  Loans issued                                    (468)    (11,097)   (12,196)    (23,130)     (1,144)    105,580             -
  Loans repaid                                     951       7,871      4,650       2,283         972     (39,025)            -
  Other transfers                               (2,131)    196,549    705,377   1,327,563     153,559     109,400             -
                                                ------     -------    -------   ---------     -------     -------     ---------
                                                (1,648)    193,323    697,831   1,306,716     153,387     175,955             -

         Net increase(decrease)                 16,557     404,537    871,517   1,742,165     257,960     127,889    (2,181,985)

Net assets available for plan benefits
  Beginning of year                                  -           -          -           -           -           -     9,210,694
                                                ------     -------    -------   ---------     -------     -------     ---------

  End of year                                   16,557     404,537    871,517   1,742,165     257,960     127,889     7,028,709
                                                ======     =======    =======   =========     =======     =======     =========





See accompanying notes to financial statements.

                             PARKER PEN 401(K) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 1995

                                                Guaranteed
                                                Investment                                            Payment
                                                 Contract          Balanced         Equity            Reserve
                                                   Fund              Fund            Fund             Account          Total
                                                   ----              ----            ----             -------          -----
Additions to net assets attributed to:

   Investment income
      Interest income                         $   207,923          128,758          240,779           28,177          605,637
      Net appreciation (depreciation) in
         fair value of investments                      3          168,259          341,082             --            509,344
                                              -----------        ---------        ---------          -------        ---------
                                                  207,926          297,017          581,861           28,177        1,114,981

   Contributions:
      Employee contributions                      382,171          211,779          371,844             --            965,794
      Employer contributions                      127,594           71,676          121,813             --            321,083
                                              -----------        ---------        ---------          -------        ---------

                  Total additions                 717,691          580,472        1,075,518           28,177        2,401,858

Deductions from net assets attributed to:
   Benefit payments                                  --               --               --           (803,856)        (803,856)
   Transfer of assets to The
       Gillette Company
   Employees' Savings Plan                       (208,457)        (146,027)        (221,063)         (31,160)        (606,707)
                                              -----------        ---------        ---------          -------        ---------
                                                 (208,457)        (146,027)        (221,063)        (835,016)      (1,410,563)

Net increase (decrease) prior to
   interfund transfers                            509,234          434,445          854,455         (806,839)         991,295

Net transfers in (out)                           (767,394)        (347,792)         270,752          844,434             --
                                              -----------        ---------        ---------          -------        ---------

                  Net increase (decrease)        (258,160)          86,653        1,125,207           37,595          991,295

Net assets available for plan benefits
   Beginning of year                            3,489,103        1,653,949        2,863,168          213,179        8,219,399
                                              -----------        ---------        ---------          -------        ---------

   End of year                                $ 3,320,943        1,740,602        3,988,375          250,774        9,210,694
                                              ===========        =========        =========          =======        =========


See accompanying notes to financial statements.

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995


(1)  DESCRIPTION OF THE PLAN

     The following brief description of the Parker Pen 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete informatioNn

     (a) General
     The Plan became effective on July 1, 1988 and is a contributory defined contribution plan covering all eligible employees of Parker Pen USA Limited who are covered by a collective bargaining agreement and who have completed six full months of employment. The Plan was amended and restated in its entirety effective January 1, 1996 and The Gillette Company (the "Company") assumed sponsorship and administration of the Plan as of such date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     (b) Contributions
     Participants may elect to contribute in whole percentage increments up to 17% of their annual base compensation. The Company will make matching contributions on behalf of a participant equal to 50% of the participant's contribution limited to a maximum match of 6% of the participants' annual compensation.

     (c) Vesting
     Participants immediately vest in their voluntary contributions and actual earnings thereon. Vesting in company contributions is 25% per year with full vesting after four years of service, upon attainment of age 65, or termination of employment due to death or disability. Nonvested Company contributions will be forfeited by participants who terminate employment and will be used to reduce future Company matching contributions.

     (d) Participants' Accounts
     A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested in accordance with the directions given by the participant in one or more of the Plan's investment fund offerings. The following funds were available for investment beginning January 1, 1996:

     Gillette Company Stock Fund
     ---------------------------
     Invests primarily in shares of The Gillette Company common stock.

     Fidelity Intermediate Bond Fund
     -------------------------------
     Invests primarily in intermediate maturity foreign and domestic bonds and seeks a high level of current income.

     Fixed Income Fund
     -----------------
     Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

                                                                     (Continued)

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements


     Fidelity Retirement Government Money Market Fund
     ------------------------------------------------
     Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

     Fidelity Magellan Fund
     ----------------------
     Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

     Fidelity Balanced Fund
     ----------------------
     Seeks to provide the highest amount of income possible consistent with the preservation of capital by investing primarily in common and preferred stocks, and bonds.

     Fidelity U.S. Equity Index Fund
     -------------------------------
     Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

     Fidelity Growth Company Fund
     ----------------------------
     Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

(e) Participant Loans
The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. A participant must make a payment of principal and interest to the Plan on at least a quarterly basis. Repayment of the loan must be made over a period not to exceed five years.

(f) Plan Earnings
As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

(g) Benefit  Payments
Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $3,500 at such time, he/she may elect to defer payment.

                                                                     (Continued)

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements


     Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Accounting
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

     (b) Investments
     Investments are allocations of the assets of The Gillette Company Master
          Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the trust.

     Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments are determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

     Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

     Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1996 is 6.77% and the crediting interest rate as of December 31, 1996 is 5.76% for these investment contracts.

     (c) Payment of Benefits
     Benefits are recorded when paid.

                                                                     (Continued)

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements


(3)  FUNDING POLICY

     The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(5)  INVESTMENTS

     Investments of the Plan are held in trust by Fidelity Management Trust
          Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and the Parker Pen 401(k) Plan. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1996 and 1995 are as follows:

                                                            1996                  1995
                                                            ----                  ----
Investments, at fair value:
   Marketable securities:
      Gillette common stock                          $ 1,306,814,500           881,824,305

   Registered investment companies:
      Fidelity Intermediate Bond Fund                      9,126,760             9,354,053
      Fidelity Short-Term Investment Fund                 31,916,887               933,848
      Fidelity Retirement Government
         Money Market Portfolio                            5,913,935             3,220,569
      Fidelity Magellan Fund                              34,287,295            36,325,915
      Fidelity Balanced Fund                              16,287,310            15,132,881
      Fidelity U.S. Equity Index Portfolio                63,606,106            44,600,059
      Fidelity Growth Company Fund                        35,235,504            25,058,209

   Investment contracts                                  260,086,270           273,957,250
   Participant loans                                      26,347,534            22,371,994
                                                     ---------------         -------------

      Total investments and net assets               $ 1,789,622,101         1,312,779,083
                                                     ===============         =============

Assets allocated to The Gillette Company
   Employees' Savings Plan                           $ 1,782,593,392         1,312,779,083

Assets allocated to the Parker Pen 401(k) Plan       $     7,028,709                    --
                                                     ===============         =============


                                                                     (Continued)

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements


The statements of change in net assets of the Savings Plan Trust for the years ended December 31, 1996 and 1995 are as follows:

                                                             1996                 1995
                                                             ----                 ----

    Employee contributions                            $   41,325,185            37,954,226
    Employer contributions                                16,121,454            14,665,668

    Investment income:
        Net appreciation (depreciation)
           on fair value of investments:
             Gillette common stock                       431,024,386           248,897,067
             Fidelity Intermediate Bond Fund                (317,625)              506,504
             Fidelity Magellan Fund                       (2,198,991)            6,136,423
             Fidelity Balanced Fund                          567,308             1,372,542
             Fidelity U.S. Equity Index Portfolio          9,906,298            10,832,516
             Fidelity Growth Company Fund                  2,726,460             3,760,024
    Dividends                                             22,259,897            15,461,620
    Interest                                              20,569,869            19,882,628
                                                      --------------         -------------
            Net investment income                        484,537,602           306,849,324

    Transferred from prior trustee                        10,698,627               606,707
                                                      --------------         -------------

            Total additions                              552,682,868           360,075,925

    Benefit payments                                      75,766,746            55,638,394
    Forfeitures                                               73,104               135,743
                                                      --------------         -------------

            Total deductions                              75,839,850            55,774,137
                                                      --------------         -------------

            Net increase                                 476,843,018           304,301,788

    Net assets:
        Beginning of year                              1,312,779,083         1,008,477,295
                                                      --------------         -------------

        End of year                                   $1,789,622,101         1,312,779,083
                                                      ==============         =============

(6)  ADMINISTRATIVE EXPENSES

     The Company bears administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and the Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.

(7)  INCOME TAXES

     The Plan obtained its latest determination letter on April 18, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

                                                                     (Continued)

                             PARKER PEN 401(K) PLAN

                         Notes to Financial Statements


(8)  PLAN TRANSFERS

     On September 18, 1995, Parker Pen USA Limited's Board of Directors approved a change in Trustees of the Plan from the Trustee to Fidelity Management Trust Company (Successor Trustee) effective January 1, 1996.

     During 1995, the account balances of certain participants ($606,707) were transferred into The Gillette Company (parent company of Parker Pen USA Limited) Employees' Savings Plan ("Gillette Plan"). These participants are now participating in the Gillette Plan. The account balances of all remaining non-bargaining unit participants of the Plan totaling $3,806,039 were transferred to The Gillette Plan on January 2, 1996 along with their payment reserve account balances which totaled $141,374.

     Effective January 1, 1996, the Gillette Company assumed sponsorship and administration of the Plan which was redesigned to replicate the investment options, including Gillette common stock, and administrative features of the Gillette Plan.